HIGHLAND INCOME FUND

(the “Fund”)

Supplement dated January 13, 2022 to the Fund’s Statement of Additional Information (the “SAI”), dated June 26, 2019, as supplemented from time to time

This supplement provides new and additional information beyond that contained in the SAI and should be read in conjunction with the SAI. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the SAI.

Effective immediately, the following will replace the information pertaining to the Independent Trustees and the Interested Trustee in the table under the “Management of the Trust” section beginning on page 27 of the SAI:

Name, Date of Birth, Position(s) with the Trust and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Fund Complex Overseen by the Trustees	Principal Occupations(s) During the Past Five Years and Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
Independent Trustees Dr. Bob Froehlich (4/28/1953) Trustee since August 2017; 3 year term (expiring at 2023 annual meeting) for the Fund. 9 funds

Retired.

Director of KC Concessions, Inc. (since January 2013); Trustee of Realty Capital Income Funds Trust (from January 2014 to December 2016); Director of American Sports Enterprise, Inc. (since January 2013); Chairman and owner, Kane County Cougars Baseball Club (since January 2013); Director of AXAR Acquisition Corp. (formerly AR Capital Acquisition Corp.) (from October 2014 to October 2017); Director of The Midwest League of Professional Baseball Clubs, Inc.; Director of Kane County Cougars Foundation, Inc.; Director of Galen Robotics, Inc.; Chairman and Director of FC Global Realty, Inc. (from May 2017 to June 2018); Chairman; Director of First Capital Investment Corp. (from March 2017 to March 2018); and Director and Special Advisor to Vault Data, LLC (since February 2018).

Significant experience in the financial industry; significant managerial and executive experience; significant experience on other boards of directors, including as a member of several audit committees.

Ethan Powell (6/20/1975) Trustee since August 2017; Chairman of the Board since August 2017; 3 year term (expiring at 2022 annual meeting) for the Fund. 9 funds

Principal and CIO of Brookmont Capital Management, LLC since May 2020; CEO, Chairman and Founder of Impact Shares LLC since December 2015; Trustee/Director of the Highland Fund Complex from June 2012 until July 2013 and since December 2013; and Director of Kelly Strategic Management since August 2021.

Trustee of Impact Shares Funds I Trust

Significant experience in the financial industry; significant executive experience including past service as an officer of funds in the Highland Fund Complex; significant administrative and managerial experience.

Bryan A. Ward (2/4/1955) Trustee since August 2017; 3 year term (expiring at 2022 annual meeting). 9 funds	Senior Advisor, CrossFirst Bank since April 2019; Private Investor, BW Consulting, LLC since 2014. Director of Equity Metrix, LLC	Significant experience on this and/or other boards of directors/trustees; significant managerial and executive experience; significant experience as a management consultant.

Name, Date of Birth, Position(s) with the Trust and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Fund Complex Overseen by the Trustees	Principal Occupations(s) During the Past Five Years and Other Directorships/Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership
Pamela Corrie (1/1/1958) Trustee since January 2022; 3 year term expiring at 2024 annual meeting. 8 funds

Managing Director, Carl Marks Advisors since February 2018; Chief Restructuring Officer, ABC Carpet and Home (from June 2017 to May 2019); Managing Director/CEO, Corporate Restructuring, Epiq Systems (from April 2015 to November 2016).

Director of Prescient Co Inc.

Director of AM Castle

Significant experience on other boards of directors; significant managerial and executive experience; significant legal and restructuring experience.

Interested Trustee John Honis (6/16/1958) Trustee since August 2017; 3 year term (expiring at 2024 annual meeting) for the Fund. 9 funds	President of Rand Advisors, LLC since August 2013. Manager of Turtle Bay Resort, LLC (August 2011 – December 2018); Manager of American Home Patient (November 2011 to February 2016).	Significant experience in the financial industry; significant managerial and executive experience, including experience as president, chief executive officer or chief restructuring officer of five telecommunication firms; experience on other boards of directors.

[1]

On an annual basis, as a matter of Board policy, the Governance and Compliance Committee reviews each Trustee’s performance and determines whether to extend each such Trustee’s service for another year. The Board adopted a retirement policy wherein the Governance and Compliance Committee shall not recommend the continued service as a Trustee of a Board member who is older than 80 years of age at the time the Governance and Compliance Committee reports its findings to the Board.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

HFRO-SUPP-0122